TORNET

May 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04030355

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

dlw 5/24

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 2.7 million square metres and a book value of approximately SEK 19 billion. Nearly 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Interim Report January- March 2004

	2004:I	2003:I
Rental income, SEK m	**582**	614
Profit after tax, SEK m	**205**	700
Earnings per share, SEK	**7.94**	26.36
Operating profit, SEK m	**334**	362
Income from property sales net, SEK m	**186**	245
Income after financial items, SEK m	**285**	351
Cash flow from operations, SEK m	**338**	394
Shareholders' equity per share, SEK	**222**	210
Occupancy ratio area, %	**88.6**	89.4
Occupancy ratio financial, %	**90.5**	91.5

Profit after tax
Profit after tax amounted to SEK 205 million (700).

Sales and acquisitions
Five properties (27) have been sold for SEK 516 million (964) with a capital gain of SEK 186 million (245). Three properties (3) have been acquired for SEK 155 million (1 004).

Events after the end of the period
After the end of the period three properties have been sold for SEK 83 million with a capital gain of SEK 3 million.

New strategic and business plan
As announced on 30 January a review of the strategic and business plan is taking place, the outcome of which will be provided in good time before the Annual General Meeting on 28 June.

Danderyd, 12 May 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet, +46-8-544 905 02